Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera Reports Third Quarter 2019 Financial Results and Revises Guidance

Leverkusen, Germany, 19.11.2019–Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced its results for the first nine months ended September 30, 2019. At the same time, the guidance for fiscal 2019 has been adjusted.

Key financial figures for the first nine months of 2019

In EUR thousands	9M 2019	9M 2018	Change
Revenue	19,059	14,552	+31%
Research and development costs	(3,215)	(3,219)	0%
General administrative costs	(12,108)	(7,283)	-66%
Sales and marketing costs	(20,635)	(12,658)	-63%
Other expenses and income	20,828	549	+3,695%
Loss before income tax	(2,524)	(12,252	+79%

●	Net loss of around EUR 3.3 million, or 6 cents per share, for the first nine months of 2019 compared to EUR 12.7 million, or 28 cents per share, last year.

●	Cash and cash equivalents amounted to around EUR 12.0 million as of September 30, 2019, a decrease of around EUR 7.7 million as of December 31, 2018. This includes cash and cash equivalents of Cutanea amounting to EUR 2.1 million.

Operational highlights

●	Expansion of US product portfolio to include FDA-approved prescription topical antibiotic XepiTM through the acquisition of Cutanea Life Sciences, Inc. (Cutanea) in March 2019. Full integration of Cutanea by the end of the year.

●	Submission of label extension for Ameluz® to the European Medicines Agency (EMA) to include treatment of mild and moderate actinic keratosis (AK) of the extremities and trunk/neck with photodynamic therapy (PDT). Feedback from the U.S. Food and Drug Administration (FDA) regarding US approval is expected in January 2020.

●	Coordination of a study protocol with the FDA in preparation for a pharmacokinetics study testing the safety of treatment with three tubes of Ameluz®.

●	Development of the prototype “BF-RhodoLED-XL®” lamp, which will allow the use of Ameluz® on larger surfaces.

●	Progress regarding our cooperation with Maruho Co., Ltd: Preparation for entry into clinical phase to further develop brand generics, as well as preparation of development plan to expand indication of Ameluz® for acne and request for FDA meeting for approval of the latter.

Guidance

Business in the first nine months of fiscal 2019 was below the Management Board’s expectations despite the notable growth. Particularly during the summer months, the growth momentum in the U.S. had slowed down. Even though sales have picked up significantly since October, especially in the U.S., the previous sales forecast cannot be maintained. The Management Board now expects annual sales of between EUR 28 million and 31 million (previously: EUR 32 to 35 million). The lower gross margin from the reduced sales, legal costs for the defense of DUSA Pharmaceuticals, Inc. lawsuits that continue to be well above expectations as well as some adjustments to other income from the previously only provisional values from the purchase price allocation of the Cutanea acquisition will lead to an overall reduction in net income before taxes. The Management Board now expects a net loss of EUR 4 to 6 million (previously: net profit of EUR 4 to 7 million). Due to these effects, we will probably not reach the operating break-even point in the fourth quarter 2019.

Conference calls

Conference calls for shareholders and interested investors will be held on November 19, 2019 at the following times:

In German, at 10:00 am CET (4:00 am ET)

Dial-in number Germany: +49 69201744220

Conference code: 95804724#

In English, at 2:00 pm CET (8:00 am ET)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 49165242#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

Please find the quarterly earnings report on our website at https://www.biofrontera.com/en/investors/financial-reports.html

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com